Absinthia's Bottled Spirits, LLC

PROFIT AND LOSS
January - December 2019

	TOTAL
Income	
Billable Expense Income	400.00
Finance Charge Income	0.01
Merchandise Sales	49.35
Candles from Recycled Bottles	2,984.21
Total Merchandise Sales	**3,033.56**
Sales	15,623.59
Sales of Product Income	3,498.00
Unapplied Cash Payment Income	5,128.60
Uncategorized Income	2,520.00
Total Income	**$30,203.76**
Cost of Goods Sold	
Cost of Goods Sold	39,514.31
Cost of labor - COS	1,670.00
Freight & delivery - COS	190.30
Purchases - COS	16.93
Supplies & Materials - COGS	5,119.86
Total Cost of Goods Sold	**$46,511.40**
GROSS PROFIT	**$ -16,307.64**
Expenses	
Accounting Costs	215.00
Advertising & Marketing	19,366.47
Bank Charges	20.05
Distilled Spirits Tax	7.79
Dues & Subscriptions	1,435.61
Education & Learning	1,475.50
Insurance – General	2,390.82
Interest Expense	2,485.40
Legal & Professional Fees	2,045.00
License Expense	634.00
Meals & Entertainment	4,373.27
Office Expense	418.63
Promotional	195.00
QuickBooks Payments Fees	31.35
Shipping and delivery expense	3,603.11
Subcontractors	500.00
Supplies & Materials (deleted)	128.85
Supplies Expense	345.96
Taxes & Licenses	549.16
State FTB Tax	800.00
Total Taxes & Licenses	**1,349.16**

Absinthia's Bottled Spirits, LLC

PROFIT AND LOSS
January - December 2019

	TOTAL
Travel	5,426.55
Total Expenses	**$46,447.52**
NET OPERATING INCOME	**$ -62,755.16**
Other Income	
Interest Income	27.59
Total Other Income	**$27.59**
NET OTHER INCOME	**$27.59**
NET INCOME	**$ -62,727.57**